

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 8, 2015

Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.
1826 Kramer Lane, Suite H
Austin, TX 78758

> **Re:** **Virtuix Holdings Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 17, 2015**
> **File No. 367-00013**

Dear Mr. Goetgeluk:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 14, 2015.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II—Information Required in Offering Circular

Offering Circular Summary

Cover Page

1.   Please clarify your revision in response to prior comment 12 to disclose the conversion rate of the Series A Preferred Stock that you are registering.

The Company, page 1

2.   Consistent with your disclosure on page 13, please state that you have not delivered any products to consumers and that you do not intend to begin production until the fourth quarter of 2015.

3.   We note the added disclosure in the forepart of your circular. Please provide us with support for your statement that you are a pioneer in the rebirth of virtual reality. In addition, provide us support for the statements:
   - On page 1 that you are a leader in the emerging Active VR space despite production not scheduled to begin until the fourth quarter of 2015;
   - On page 1 that your Omni product is the first virtual reality interface for moving freely in 360 degrees in VR games or applications;
   - On page 2 that the top-selling gaming franchises have sold more than 500 million copies and that more than 100 million people have played a Call of Duty game.
   - On page 2 that you are a global leader in locomotion design for VR games and applications;
   - On page 2 that Omni will be the first-to-market omni-directional treadmill that enables natural navigation in VR;
   - On page 4 that Omni is receiving great interest from several commercial markets;
   - On page 4 that your 31-person team is the world's leading expert on designing and building locomotion products for virtual reality;
   - On page 4 that you are leading the competition;
   - On page 4 that Omni is the first-of-its-kind platform for Active VR at a price point and physical size that has not been met by any other competing device; and
   - On page 13 that you have completed the largest donation / reward crowd funding campaign and have sold the most units through pre-orders.

Overview, page 2

4.   Regarding the industry data that you include in your offering circular by Piper Jaffray, Gartner, Kzero, and Business Insider, please disclose the publication date of all sources you cite and provide us with supplemental copies of all the cited information, including PC Gamer. Please mark the copies appropriately to designate the portion you rely upon and cross-reference them to the statements in the prospectus. Also tell us whether any of the data was prepared for you or for the offering.

Risk Factors, page 6

Investor will be subject to the terms…, page 8

5.   Regarding prior comment 2, we note that section 4(b) of the Subscription Agreement continues to state that the subscriber represents and warrants that it "has read the Offering Circular filed with the SEC, including the section titled 'Risk Factors'." It is unclear why

such a representation and warranty is appropriate. Please remove this language or advise.

Liquidity and Capital Resources, page 22

6.   We note your response to prior comment 8 and your revised disclosures on page 23. We further note that your operating cash outflows for the six month period ended September 30, 2015 appear to be on track to exceed the anticipated available cash balance at year end March 31, 2016. Further, your operations appear to have been primarily funded by the issuance of promissory notes, preferred stock or long term notes payable. We also note that at September 30, 2015, your current liabilities exceed your available cash balance. As such, please revise your disclosure to describe the currently available capital resources you plan to utilize to fund operations through the end of June 2016, such as available lines of credit or firm commitments for additional capital.

Consolidated Financial Statements

Consolidated Financial Statements as of September 30, 2015 and March 31, 2015 and for the Six Months Ended September 30, 2015 and 2014

Independent Accountants' Compilation Report

7.   The association of Seitz, DeMarco & McGovern, PLLC with your financial statements provides no basis for their reliance as they have not performed a review or audit of your financial statements. Thus, please remove this compilation report from your filing, and delete any references to it in in your financial statements. Please also remove the related consent.

Index to Exhibits, page 35

8.   You describe exhibits 3.1 and 3.2 as amended and restated. The exhibits, however, only include amendments. Please file complete agreements and confirm that the agreements are described in the Offering Circular.

EX1A-11 Consent

9.   Please provide an updated consent from your auditor that is within 30 days of the filing date.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at 202-551-3462 with any other questions. If you required further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/Mark P Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Andrew Stephenson, Esq.
        KHLK LLP